January 26, 2006

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Skinner:

Pursuant to my January 26, 2006 conversation with Mr. Kouninis regarding clarification of one of your comments in your letter dated January 13, 2006, Unify Corporation hereby undertakes to file a response to your letter of comments dated January 13, 2006 on or before February 6, 2006.

Sincerely,

/s/ Steven D. Boneham
Steven D. Bonham
Chief Financial Officer

cc: Stathis Kouninis